October 4, 2005

David J. Cutler
President
Aspeon, Inc.
23332 Mill Creek Drive
Suite 230
Laguna Hill, CA 92653


Re:   	Aspeon, Inc.
	Item 4.01 Form 8-K
      Filed September 15, 2005
      File No. 000-21477

Dear Mr. Cutler:

      We have reviewed the above referenced filing and have the following comments. Please note that we have limited our review to the matters addressed in the comments below.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 4.01 Form 8-K Filed on September 15, 2005

1. In accordance with Regulation S-K Item 304(a)(1)(i) and (iii), revise to state:

a. Whether BDO Seidman, LLP resigned, declined to stand for re-election or was dismissed and the date thereof.

b. Whether the decision to change accountants was recommended or approved by the board of directors.

2. Revise to explain the nature of the "ongoing dispute" between the
Company and PricewaterhouseCoopers, LLP to which you refer.

3. We note that you have engaged Larry O`Donnell, CPA, P.C. of Aurora,
Colorado as your independent registered public accountant. We also note that your principal offices are located in Laguna Hills, California. Please explain the circumstances that led you to retain this particular audit firm and whether or not they are licensed to practice in the state of California.

      *******

       Please respond to these comments within five business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule
101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange
Act of
1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	If you have any questions, please call Morgan Youngwood at
(202)
551-3479, Tamara Tangen at (202) 551-3443 or myself at (202) 551-
3730.


							Sincerely,


							Stephen Krikorian
							Accounting Branch Chief
David J. Cutler
Aspeon, Inc.
October 4, 2005
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